

June 21, 2012

Via E-mail
Alain Monie
Chief Executive Officer
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, California 92705-4926

> **Re: Ingram Micro Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 1, 2012**
> **File No. 001-12203**

Dear Mr. Monie:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Covenant Compliance, page 39

1.   We note your disclosure regarding compliance with the covenants in the trade accounts receivable-backed program and the credit agreements. Please tell us your consideration

of disclosing whether you are in compliance with the covenants and restrictions associated with your senior unsecured notes due in 2017.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 7 - Income Taxes, page 59

2.   We note from your disclosure on page 63 that you file income tax returns in over thirty foreign jurisdictions. Tell us your consideration of including a description of the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

Note 11 - Segment Information, page 66

3.   We note that your geographic segment disclosures for North America include both the United States and Canada. Tell us your consideration of separately disclosing revenues and long-lived assets attributable to the United States, your country of domicile. As part of your response, please tell us what consideration you gave to disclosing the basis for attributing revenues from external customers to individual foreign countries. We refer to ASC 280-10-50-41.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Consolidated Financial Statements

Note 10 - Income Taxes, page 13

4.   We note that you recorded a discrete tax benefit of approximately $28.5 million from the write-off of the historical tax basis of an investment. Please tell us more about this tax benefit, the circumstances surrounding it and refer to any authoritative guidance you relied upon when determining your accounting. As part of your response, please tell us how you concluded that your current disclosures sufficiently explain the nature of this discrete tax benefit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief